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                                                                   EXHIBIT (12)i


                       Statement re Computation of Ratios
                                 (In thousands)


     (Unaudited)                                                    2002        2001         2000          1999          1998
     -----------                                                 ---------    ---------    ---------     ---------     ---------
EARNINGS
        Pretax income (loss) from continuing operations(1)       $   3,649    $  57,220    $  41,523     $   4,340     $(280,521)
        Fixed charges excluding capitalized interest                19,945       21,799       41,460        40,005        35,787

                                                                 ---------    ---------    ---------     ---------     ---------
        Adjusted earnings                                        $  23,594    $  79,019    $  82,983     $  44,345     $(244,734)
                                                                 =========    =========    =========     =========     =========


Fixed Charges
        Interest expense including capitalized interest          $  18,946    $  22,380    $  40,381     $  38,373     $  37,987
        Amortization of finance cost                                 1,663           32        1,665         2,862            --
        Interest component of lease rental expenditures(2)             430          257          200           231           200

                                                                 ---------    ---------    ---------     ---------     ---------
        Fixed charges                                               21,039       22,669       42,246        41,466        38,187
                                                                 =========    =========    =========     =========     =========

Ratio of earnings to fixed charges(3)                                  1.1          3.5          2.0           1.1            --
                                                                 =========    =========    =========     =========     =========

(1) 2002 Includes $6.2 million non-cash reduction to net income as a result a cumulative effect of accounting change and a $15.9 million non-cash write-off of the deferred tax asset.

(2) Represents the portion of estimated rental expense assumed to be attributable to interest factors appropriate for the period during which the rental obligations were incurred. 33% was applied for the periods presented.

(3) Earnings in 1998 were inadequate to cover fixed charges by $283 million primarily due to the $268 million write-down of the carrying value of oil and gas properties and oil and gas revenues depressed by the impact of low oil and gas prices.